KILPATRICK STOCKTON LLP	Suite 2800 1100 Peachtree St.
Atlanta GA 30309-4530
t 404 815 6500 f 404 815 6555
www.KilpatrickStockton.com

direct dial 404 815 6175
direct fax 404 541 3276
November 23, 2005	LLedbetter@KilpatrickStockton.com

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:                                         Ms. Elaine Wolff

Branch Chief

Re:                             Certegy Inc.

Preliminary Schedule 14A

Filed October 12, 2005

File No. 001-16427

Dear Ms. Wolff:

On behalf of Certegy Inc. (“Certegy”), we enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to the above-referenced preliminary proxy statement.  This letter, together with the enclosed amendment, sets forth Certegy’s responses to comments received from the staff set forth in your letter dated November 10, 2005.

The comments of the staff are set forth in their entirety in bold, italicized text below, and responses to such comments are set forth in plain text immediately beneath each comment.  The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the staff.  In addition, LeBoeuf, Lamb, Greene & MacRae LLP, counsel to Fidelity National Financial, Inc. (“FNF”) and Fidelity National Information Services, Inc. (“FIS”), and Certegy’s financial advisors, Citigroup Global Markets, Inc. and Deutsche Bank Securities, Inc. are providing to you under separate cover letter certain supplemental materials requested by the staff.

Three copies of the amendment marked to show changes from the initial filing of the preliminary proxy statement are being provided via overnight courier with copies of this letter for the convenience of the staff.

General

Comment

1.                                      Please provide references to other proxy statements filed in connection with this transaction.  Refer to Rule 14a-5(c).

Response

The proxy rules, in the definition of “proxy statement” in Rule 14a-1(g), expressly contemplate that the proxy statement that is required to be delivered when a proxy is solicited may be delivered in more than one document.  Rule 14a-5(c) further provides that if an issuer omits information from its proxy statement because it is contained in other proxy materials that are furnished to each person solicited it must include a clear reference to the document containing such omitted information.   Certegy is providing all of the information required to be included in its proxy statement in a single document.  We further note that none of the additional soliciting material that Certegy has filed pursuant to Rule 14a-12 has been mailed or otherwise furnished to “each person solicited” for a proxy, as contemplated by Rule 14a-5(c).   As a result, we believe Rule 14a-5(c) is not applicable to the proxy statement and, in particular, is not applicable to the additional soliciting material that Certegy has filed pursuant to Rule 14a-12.

Comment

2.                                      We note that your form of proxy includes discretionary authority to vote on any matter properly raised at the special meeting, including adjournment.  Please tell us how this comports with the requirements of Rules 14a-4(c) and (d).  Also, please note that if the proxies are to be used to vote in favor of adjourning the meeting in order to solicit additional votes necessary to approve the merger you must include a separate box on the proxy card expressly granting this authority.

Response

The disclosure in the proxy statement and form of proxy has been revised on page 35 to more clearly comport with the requirements of Rules 14a-4(c) and (d).

As required by Rule 14a-4(c), the proxy statement and form of proxy, as revised, state that discretionary authority can be exercised on matters that may properly come before the special meeting or any adjournment or postponement thereof, but that Certegy does not know of any other matter that may come before the special meeting.

Certegy understands that under Rule 14a-4(d) discretionary authority cannot be used at the special meeting to vote in favor of adjourning the meeting to solicit additional votes.  However, because of the high concentration of institutional ownership of Certegy’s common stock, Certegy believes that it will not be necessary to adjourn or postpone the special meeting to solicit additional votes.  Accordingly, Certegy has determined not to include a separate box on the proxy card expressly granting this authority, and Certegy confirms that it will not use discretionary authority to adjourn or postpone the special meeting to solicit additional votes.

Comment

3.                                      As soon as the merger becomes effective please file an Item 4 8-K that provides the disclosures required by Item 304 of Regulation S-K for the change in independent accountants.

Response

Certegy confirms that, once the merger becomes effective, it will timely file a Form 8-K that contains, under Item 4.01 thereof, the information required by Item 304 of Regulation S-K regarding the change in Certegy’s independent accountants.

Proxy Statement Cover Page - Shareholder Letter

Comment

4.                                      Please disclose the exchange ratio and disclose here and in the summary the dollar value of the common stock to be issued in the merger per share as a result of the exchange ratio.

Response

We have revised the cover letter to the revised proxy statement and the section entitled “Summary of the Merger” in response to your comment.

Comment

5.                                      Please revise to list the ticker symbols and the exchange on which shares of Certegy and Fidelity National Financial (“FNF”) trade and the prices of each on the day immediately preceding the public announcement of the merger.

Response

We have revised the cover letter to the revised proxy statement in response to your comment.

Comment

6.                                      Please disclose here and in the summary the aggregate dollar consideration to be paid to shareholders of Fidelity National Information Services, Inc. (“FIS”).

Response

We have revised the cover letter to the revised proxy statement and the section entitled “Summary of the Merger” in response to your comment.

Comment

7.                                      Please revise to disclose the vote required to approve the merger.

Response

We have revised the cover letter to the revised proxy statement in response to your comment.

Questions and Answers About the Merger and the Special Meeting, page 1

Comment

8.                                      Please revise so that your Q&A and Summary Term Sheet sections, which we view as together constituting the summary term sheet required by Item 1001 of Regulation M-A, begin on the first or second page of the disclosure document.  Refer to Item 14(b)(1) of Schedule 14A and Item 1001 of Regulation M-A.  Please note that we will view your current letter to stockholders and notice of special meeting as being part of the disclosure document for purposes of Item 1001 of Regulation M-A if those documents are included as part of the bound disclosure document in the form that it is delivered to stockholders.  Please also revise to eliminate any redundant disclosures between the Q&A and Summary Term Sheet sections.

Response

With respect to the last sentence of this comment, upon reviewing the Q and A and the Summary, it appears that eliminating redundancies would primarily involve deleting the terms and consequences of the merger set forth in the first Question and Answer.  While we can do this, we believe that the shareholders’ understanding of the transaction would be enhanced by having this information included in the first Question and Answer and discussed separately, where appropriate, in the Summary of the Merger as well.  Insofar as the placement of the Summary and the Q and A is concerned, we believe that to begin the table of contents after the Q and A and Summary—14 pages into the document—would serve only to confuse an investor seeking to locate and use the table of contents to find disclosures in the proxy statement.  Similarly, we believe that investors would expect to find the notice of meeting immediately following the cover letter to the proxy statement, and that to place it elsewhere in the proxy statement or provide it separately could cause investors to overlook the notice.

Comment

9.                                      In the first answer on page 1, please make it clear that the merger will be treated as a reverse acquisition for accounting purposes.  Also, here and on page 6, please quantify in total and on a per share basis the consideration being paid to shareholders of FIS following the issuance of the special dividend and in light of assumed debt.

Response

We have revised the disclosures on pages 1 and 6 of the revised proxy statement in response to your comment.

Comment

10.                               In the first answer on page 2, please quantify the dilutive effect of the acquisition on current Certegy shareholders.

Response

We have revised the disclosure on page 2 of the revised proxy statement in response to your comment.

Comment

11.                               In the second answer on page 2, please quantify the dilutive effect of future issuances pursuant to the amended stock plan.

Response

In response to your comment we have revised the proxy statement to quantify the additional dilution that would result if all of the additional shares that would be authorized for issuance under the amended and restated stock plan were issued.  This disclosure has been provided in the answer to the question “Why is the amended and restated stock incentive plan being proposed?” on page 3 of the revised proxy statement, rather than in the answer to the immediately preceding question as suggested by your comment.  We believe the answer to the question concerning the stock plan is the more appropriate place to disclose this information.

Comment

12.                               In the first answer on page 3, please clarify the impact of not submitting a proxy at all. It appears to us that such shareholders would not be considered “at the special meeting,” which - assuming they would have voted against any of the proposals - could have a material impact on the outcome.

Response

We have revised the disclosure on pages 3 and 37 of the revised proxy statement to clarify the effect of failing to vote in response to your comment.  With respect to the NYSE requirement, Section 312.07 of NYSE’s Listed Company Manual specifies that “the minimum vote which will constitute shareholder approval for listing purposes is defined as approval by a majority of votes cast on a proposal in a proxy bearing on the particular matter, provided that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal.”  We understand that abstentions are considered “votes cast” for these purposes, but that broker non-votes are not.

Summary of the Merger, page 5

Comment

13.                               Please revise the first paragraph to indicate that the summary includes the material terms of the proposals, as opposed to “selected information.”  Refer to Item 1001 of Reg. M-A.

Response

We have revised the disclosure on page 5 of the revised proxy statement in response to your comment.

Comment

14.                               Please consider disclosing relevant website addresses here.

Response

We have revised the disclosure on page 5 of the revised proxy statement in response to your comment.

Comment

15.                               The summary should contain a separate discussion of the potential benefits and detriments of each of the proposals to be voted upon.  The discussion should be presented in a balanced format, including a discussion of the benefits to be received in the transaction by insiders and the consequent effect of the proposed transactions on non-affiliated stockholders.  The disclosure should highlight the disadvantages and adverse consequences associated with each proposal.

Response

We have revised the disclosure on pages 2 and 3 (in the Q and A regarding the increase in the authorized shares and the amendments to the stock plan) and 8 of the revised proxy statement in response to your comment.

The Merger, page 6

Shares of Certegy Common Stock Will Be Issued to FIS Stockholders in the Merger, page 6

Comment

16.                               Please revise to summarize all bases considered in determining the number of shares of Certegy common stock to be issued in the exchange.

Response

We have revised the disclosure on page 6 of the revised proxy statement in response to your comment.

Comment

17.                               Please revise to [include] the ticker symbol of the stock and the price of the common stock as of the latest practicable date.

Response

We have revised the disclosure on page 6 of the revised proxy statement in response to your comment.

Certegy Will Pay a Special Dividend..., page 6

Comment

18.                               Please explain briefly how the special dividend was determined.

Response

We have revised the disclosure on page 6 of the revised proxy statement in response to your comment.

Matters to be Considered in Deciding How to Vote, page 7

Comment

19.                               Where relevant, please discuss the potential impact on future dividends of the new financial covenants to which Certegy will be subject as a result of the merger and any new dividend policies the combined entity may adopt.  Also, please discuss separately the debt obligations of the combined entity.  Refer to Item 1006(a)(3) of Regulation M-A.

Response

In response to your comment we have revised the disclosure on page 11 of the revised proxy statement to address the potential impact on future dividends of the new financial covenants and to discuss the debt obligations of the combined entity.

Comment

20.                               Where relevant please discuss the potential for share sales following the merger and the lockups to which the parties are subject.

Response

In response to your comment we have added a section to the summary addressing both of these issues, on pages 10 and 11 of the revised proxy statement.

Certegy’s Financial Advisors Have Provided...., page 7

Comment

21.                               Briefly summarize the conflicts of interest outlined by the investment bankers in their fairness opinions, especially Citigroup’s interest in the successful completion of the merger.

Response

We have revised the disclosure on pages 7 and 8 of the revised proxy statement in response to your comment.

Certegy’s Directors and Executive Officers..., page 7

Comment

22.                               Please summarize briefly the ways in which your officers and directors will benefit as a result of the merger, quantifying the benefits to the extent possible.

Response

We have revised the disclosure on pages 9 and 10 of the revised proxy statement, quantifying where practicable, in response to your comment.

Comparative per Share Data, page 15

Comment

23.                               Please refer to Item 1010 of Regulation S-K and tell us why you have presented cash dividends declared per share on a pro forma basis.

Response

We have revised the disclosure on page 18 of the revised proxy statement to remove the disclosure of pro forma dividends per share.

Market Price Data and Divided Policy, page 16

Comment

24.                               Please indicate the number of common shares outstanding for Certegy as of the most recent practicable date.  Refer to Item 1002(b) of Regulation M-A.

Response

We have revised the disclosure on page 19 of the revised proxy statement in response to your comment.

Risk Factors, page 18

Risks Relating to the Merger, page 18

Comment

25.                               Please add a risk factor discussing the transfer of significant debt to Certegy.

Response

In response to your comment we have moved the risk factor discussing the transfer of FIS’s debt to Certegy entitled “FIS’s substantial leverage and debt service requirements may adversely affect the combined company’s financial and operational flexibility” to page 24 under the caption “Risk Factors—Risks Relating to the Merger.”

The combined company could have conflicts with FNF..., page 19

Comment

26.                               Please identify all directors and officers of Certegy who will hold interests in FNF or its affiliates following the merger.  Also, please disclose the amount of time that Mr. Foley intends to devote to each entity with which he will be involved.  Finally, given the size of the companies Mr. Foley will be chairing and managing, please discuss risk that the companies will not receive adequate oversight.

Elsewhere in your proxy, please explain the basis for your belief that Mr. Foley will in fact be able to provide the necessary level of oversight.

Response

We have revised the disclosure on pages 22 and 23 of the revised proxy statement in response to your comment.

Certegy’s directors and executive officers have interests in the merger in addition to those of the Certegy’s shareholders, page 20

Comment

27.                               Please disclose the aggregate dollar amount of severance payments, deferred compensation, and payments under new employment agreements that may be paid to the executive officers as a result of the mergers.

Response

We have revised the disclosure on page 23 of the revised proxy statement in response to your comment.

Failure to complete the merger could cause Certegy’s..., page 21

Comment

28.                               Please expand your disclosure to discuss Certegy’s obligations to pay up to $10 million in merger-related costs incurred by FIS and quantify costs incurred to date.

Response

We have revised the disclosure on page 25 of the revised proxy statement in response to your comment.

Sales of combined company shares by former stockholders..., page 22

Comment

29.                               Please quantify the number of shares that will enjoy registration rights.  Also, in a separate risk factor, discuss risks associated with issuances under your amended stock incentive plan and the acceleration of grants under FIS’s 2005 incentive plan.

Response

We have revised the disclosure on page 26 and added a new risk factor on page 26 of the revised proxy statement in response to your comment.

Risks Related to FIS’s Business, page 22

Comment

30.                               Please discuss risk related to quality control concerning the outsourcing of key development functions to overseas facilities.

Response

We have added a new risk factor on page 31 of the revised proxy statement in response to your comment.

31.                               Please discuss risk related to your cross-selling efforts, especially as cross-selling has been identified as a key benefit of the proposed transaction.

Response

We have added a new risk factor on page 31 of the revised proxy statement in response to your comment.

If management of the combined company or its auditors..., page 24

Comment

32.                               Please revise the heading to reflect the disclosure regarding the material weaknesses identified in connection with FIS’s internal, control over financial reporting or provide separate risk factor disclosure for this risk.

Response

We have revised the heading, as requested, on page 28 of the revised proxy statement in response to your comment.

If FIS were to lose any of its largest...., page 25

Comment

33.                               Please identify any other customers - or groups of related customers - that account for a material portion of your revenue.  Please discuss the termination provisions contained in any contracts you may have with Wells Fargo or other key customers.

Response

In response to this comment, and in reliance on Item 101 of Regulation S-K, we have revised the disclosure on page 29 of the revised proxy statement to no longer identify Wells Fargo since it is not a customer that accounts for 10% or more of consolidated revenues.  We have also included additional disclosure regarding customers that individually account for more than 10% of the revenues for any one particular segment of FIS.

The Merger, page 34

Comment

34.                               Where relevant, please provide an itemized list of expenses related to the merger. Refer to Item 1007(c) of Regulation
M-A.

Response

It does not appear that an itemized list of expenses in accordance with Item 1007(c) of Regulation M-A is required under the items of Schedule 14A (although we note that such a list of expenses would be required under Item 10 of Schedule 13E-3 in connection with a going-private transaction).  Accordingly, we have not revised the proxy statement to provide the referenced information.

Background of the Merger

Comment

35.                               Please expand your disclosures regarding the discussions that were conducted with other potential financial buyers to briefly describe the terms of the alternative transactions that were discussed with those parties, even if those discussions did not produce any definitive offers and the reasons such alternatives were rejected.

Response

We have revised the disclosure on pages 40 and 41 of the proxy statement to disclose that the transaction alternatives that were discussed with potential private equity firm buyers involved the purchase of Certegy in an all-cash transaction.  Although each of the two private equity firms that conducted due diligence had previously submitted indications of interest that, in the view of the Board of Directors, warranted their being invited to conduct due diligence on Certegy, each of those firms subsequently withdrew from the process without submitting a proposal.  As a result, the Board of Directors was not presented with an alternative transaction to accept or reject, nor is there any such alternative transaction that could fairly be described in the proxy statement.

Certegy’s Reasons for the Merger..., page 38

Comment

36.                               Please include a discussion of the specific financial benefits that you believe the combined entity will enjoy and the bases of your beliefs.  These benefits include, from your Form 8-K filed September 15, 2005:

•                  that the combined entity will have a $4 billion in annual “run-rate” revenue and $1 billion in annual “run-rate” EBITDA;

•                  that the combined entity will have “strong organic growth potential” and “significant and unique revenue synergies;”

•                  that the combined entity will achieve $50 million in “cost synergies” over a 12- to 18-month period (and please explain how you intend to reach this target); and

•                  that the transaction is 16% accretive on a cash (as opposed to a GAAP) basis to your shareholders based on trailing 12 months earnings.

Response

We have revised the disclosure on pages 44 of the revised proxy statement in response to your comment with respect to the Board’s consideration of growth potential and revenue synergies and cost synergies.  We have also revised the disclosure on page 45 with respect to the Board’s consideration of the fact that pro forma historical cash earnings per share were accretive to Certegy’s cash earnings per share.  The 16% accretion for trailing twelve months and EBITDA run rates were not specifically considered by the Board in approving and recommending the merger.  These specific measures were deemed to be of interest to analysts and were generated for use by FIS and Certegy management in connection with preparations for analyst presentations.

Comment

37.                               Please discuss your consideration of the fact that the combined entity may no longer choose or legally - under terms of debt instruments - be able to issue dividends.

Response

As disclosed on page 19 of the proxy statement, FIS’s existing senior credit facilities would permit the combined company to pay up to $60 million, plus certain other amounts, of cash dividends per year on its common stock, provided that there exists no event of default and no event of default would result from such payment.  Such dividend capacity is sufficient to permit the continued payment of the $0.05 per share quarterly cash dividend that Certegy has paid in recent quarters.  Moreover, as also disclosed on page 19 of the proxy statement, Certegy has been advised by FIS that it currently anticipates that following the merger the combined company will continue paying such quarterly cash dividends.  Although the Board of Directors considered, as a potentially negative factor, the fact that the combined company will have approximately $2.9 billion of indebtedness, it did not separately consider the possibility that the combined company might elect not to pay cash dividends in the future, or that it might be prevented from doing so under its credit facilities or otherwise in the future.

Comment

38.                               Please discuss your consideration of the fact that on a pro forma basis the company’s earnings per share would have been significantly less in both the most recent period and in 2004.  Further, please discuss your considerations of the significant difference in book value between you and FIS.

Response

We have revised the disclosure on page 45 of the revised proxy statement in response to your comment.  Per our telephone conference, we have not addressed book value because the Board of Directors did not consider it.

Opinions of Certegy’s Financial Advisors..., page 41

Comment

39.                               For each advisor, please provide the disclosure required by Items 1015(b)(2), (3) and (5) of Regulation M-A.

Response

With respect to Citigroup, we have revised the disclosure on page 55 in response to your comment.  With respect to Item 1015(b)(5) of Regulation M-A, we direct the staff’s attention to the existing disclosure in the last paragraph on page 55.

With respect to Deutsche Bank Securities Inc., we have revised the disclosure on page 64 in response to your comment and direct the staff’s attention to the existing disclosure in the second and third paragraphs on page 64.

Comment

40.                               Please provide us with copies of any materials prepared by your financial advisors in connection with their fairness opinions, including, among other things, any “board books,” drafts of fairness opinions provided to you, and any summaries of presentations made to you.

Response

The presentation materials prepared by Citigroup Global Markets, Inc. and Deutsche Bank Securities Inc. for Certegy’s board and summarized under the captions, “Opinion of Certegy’s Financial Advisors—Citigroup Global Markets, Inc.” and “Opinion of Certegy’s Financial Advisors—Deutsche Bank Securities Inc.” will be provided to the staff as requested under separate cover by the respective counsel for Citigroup and Deutsche Bank on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  In accordance with such Rule, such counsel have requested that these materials be returned promptly following completion of the staff’s review thereof.  By separate letter, the respective counsel for Citigroup and Deutsche Bank also have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

Financial Analyses, page 42

Transaction Overview and Indicated Transaction Multiples, page 43

Comment

41.                               Please explain how the illustrative values compare to value used to determine the actual exchange ratio.

Response

We have revised the disclosure on pages 48 and 49 of the revised proxy statement in response to your comment.

Selected Companies Analysis, page 43

Comment

42.                               Please quantify results of the selected company, precedent transaction and discounted cash flow analyses performed by Citigroup and the premium and public trading analyses performed by Deutsche Bank.

Response

With respect to the precedent transaction and discounted cash flow analyses performed by Citigroup, we have revised the disclosure on pages 49-52 of the revised proxy statement in response to your comment.

With respect to the premium analysis performed by Deutsche Bank Securities Inc., we have revised the disclosure on page 57 of the revised proxy statement in response to your comment.  With respect to the public trading analysis performed by Deutsche Bank Securities

Inc., we direct the staff’s attention to the existing disclosure on pages 58 and 59 with respect to Certegy and pages 61 and 62 with respect to FIS.

Interests of Certain Persons in the Merger That Are Different from Your…, page 57

Change in Control Agreements, page 59

Comment

43.                               Please quantify separately the benefits to be received by each of your non-named executive officers under these change in control agreements.  We have the same comment with respect to the annual incentive plan payments, discussed on page 62.

Response

We have revised the disclosure with respect to the change in control agreements on page 67 in response to your comment.  With respect to the annual incentive plan, based on a revised projected merger closing date of January 15, 2006, the total prorated bonuses payable to all Certegy executive officers now totals only approximately $99,000.  We submit that, in light of the relatively small size of this revised figure, detailed presentation of the bonuses payable to each individual executive in the manner of the tabular presentations appearing elsewhere in this section of the revised proxy statement is unwarranted.

New Employment Agreements, page 59

Comment

44.                               Please quantify, using the same methodology employed in your discussion of the change in control agreements, the benefit Mr. Kennedy and Mr. Carbiener would have received had they not elected to enter into new employment agreements with you.

Response

We have revised the disclosure on page 67 of the revised proxy statement in response to your comment.

Accelerated Vesting of Equity Compensation Awards, page 61

Comment

45.                               Please quantify separately the unvested equity awards for each of your non-named executive officers.  Also, please explain briefly what you mean by the equitable adjustment of stock options and restricted shares following the payment of the special dividend.

Response

We have revised the disclosure on page 69 of the revised proxy statement in response to your comment.

Certegy Supplemental Executive Retirement Plan, page 61

Comment

46.                               Please quantify separately, as of the most recent practicable date, the payments these executives would be entitled to in the event of termination.

Response

We have revised the disclosure on pages 69 and 70 of the revised proxy statement in response to your comment.

Certegy Deferred Compensation Plan, page 62

Comment

47.                               Please identify and quantify the benefits to be received by each executive who elected to have his account distributed upon a change in control.  Also, please identify the remaining executives participating in this plan and quantify, as of the most recent practicable date, the amount you would have to place in trust for each of them in order to satisfy your obligations under this plan.  Finally, please describe briefly how and when the trust funds would be distributed to these executives.

Response

We have responded the disclosure on page 70 of the revised proxy statement in response to your comment.

Certegy Executive Life and Supplemental Retirement Benefit Plan and..., page 62

Comment

48.                               Please quantify separately the amounts to be paid into trust in order to satisfy your obligations to each of your non-named executive officers under these plans.

Response

We have revised the disclosure on page 71 of the revised proxy statement in response to your comment.

The Merger Agreement and Related Documents, page 67

Comment

49.                               Please remove the qualification contained in the third paragraph.  It is not consistent with your obligation to give shareholders all material information concerning the merger agreement.  You may note specific qualifications of representations and warranties as needed, beginning on page 73.

Response

We have revised the disclosure on page 76 of the revised proxy statement to make certain modifications in the paragraph in response to your comment.  We note that a primary purpose of the referenced paragraph is to advise investors that, as  a factual matter, the representations and warranties in the merger agreement are subject to qualifications set forth in the schedules and, for that reason and others set forth in this paragraph, should not be relied upon as complete statements of the matters covered thereby.  We do not view this as inconsistent with Certegy’s obligation to provide its shareholders with a description of the merger agreement that is complete in all material respects and, in particular, to include specific disclosure of any qualifications that may be set forth in the schedules that would be material to shareholders in deciding how to vote on the merger.  In our view, however, to remove this disclosure entirely would run a risk of misleading investors as to the meaning and significance of those particular terms of the merger agreement and, in particular, to place undue reliance on the representations and warranties as complete and up to date statements of the matters they address.

Other Agreements, page 80

Comment

50.                               Please elaborate on the last bullet point in this section, appearing on page 81, and the sixth bullet point on page 82.

Response

We have revised the disclosure on pages 90 and 91 of the revised proxy statement in response to your comment.

Conditions to the Merger, page 81

Comment

51.                               Please identify representations and warranties that must be strictly satisfied.

Response

We have revised the disclosure on page 91 of the revised proxy statement in response to your comment.

Business of Fidelity National Information Services, Inc., page 94

Comment

52.                               Please update your disclosure to reflect the third-quarter results of FIS.  Also, for each segment, please provide a measure of profit or loss in addition to total revenue.

Response

We have revised the disclosures beginning on page 108 and continuing through page 117 of the revised proxy statement in response to your comment.

Comment

53.                               Where relevant, please discuss FIS’s relationship following the merger with competitors of Certegy, if any.

Response

As noted on pages 100 and 104 of the revised proxy statement under the heading “Business of Certegy” and “Business of Fidelity National Information Services, Inc.,” respectively, one of the compelling business drivers behind the proposed merger is the lack of overlap in the business solutions offered by the two companies.  Accordingly, FIS has advised Certegy that it has very few, if any, relationships with current competitors of Certegy, and that any such relationship as may exist is immaterial.

Overview, page 94

Comment

54.                               Please provide us with support for the statistical claims made in this section and disclose a relevant time period.

Response

The materials requested will be provided to the staff under separate cover by counsel for FIS on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  In accordance with such Rule, such counsel has requested that these materials be returned promptly following completion of the staff’s review thereof.  By separate letter, counsel for FIS also has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

Industry Background, page 94

Comment

55.                               Please provide us with support for the claims made in this section, including the “trends” identified on page 95.

Response

The materials requested will be provided to the staff under separate cover by counsel for FIS on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  In accordance with such Rule, such counsel has requested that these materials be returned promptly following completion of the staff’s review thereof.  By separate letter, counsel for FIS also has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

Competitive Strengths, page 96

Comment

56.                               Please balance your discussion of strengths with an equally detailed discussion of the key competitive challenges faced by FIS and please provide support for claims that FIS:

•                  has a “significant number of high-quality” applications and services;

•                  offers a wider range of service arrangements than your competitors;

•                  has “excellent” relationships with your customers; and

•                  provides its customers with a “compelling value proposition.”

Response

As requested, we have added balancing disclosure concerning key competitive challenges on page 107 of the revised proxy statement.  The supporting materials requested will be provided to the staff under separate cover by counsel for FIS on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  In accordance with such Rule, such counsel has requested that these materials be returned promptly following completion of the staff’s review thereof.  By separate letter, counsel for FIS also has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

Certain Customer Information, page 97

Comment

57.                               Please disclose when FIS’s agreement with Wells Fargo is subject to termination.

Response

We have revised the disclosure on page 107 of the revised proxy statement in response to your comment.

Financial Institution Software and Services, page 97

Financial Institution Processing, page 92

Comment

58.                               Here and throughout your description of FIS, please provide a source and relevant time period for the rankings you rely upon.

Response

The materials requested will be provided to the staff under separate cover by counsel for FIS on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  In accordance with such Rule, such counsel has requested that these materials be returned promptly following completion of the staff’s review thereof.  By separate letter, counsel for FIS also has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

Lender Services, page 101

Automated Process, page 102

Comment

59.                               On page 103, please provide more detail concerning the transfer of a title insurer to FIS by FNF and indicate what portion of FIS’s title agency business may not be done through FNF’s title insurers.

Response

We have revised the disclosure on pages 113 and 114 of the revised proxy statement in response to your comment.

Technology, page 107

Comment

60.                               In addition to efforts related to FIS’s bank and mortgage processing software, please indicate the total amounts invested by FIS in research and development in recent periods.

Response

We have revised the disclosure on page 118 of the revised proxy statement in response to your comment.

Intellectual Property, page 10

Comment

61.                               Please discuss specific intellectual property rights that FIS may possess, including the nature and duration of such rights, where material to your business.

Response

We have revised the disclosure on page 120 of the revised proxy statement in response to your comment.  FIS does not believe that any one item or few items of its software or business process is material to its business. Further, FIS believes generally that it owns most intellectual property rights in its core software and business processes necessary for the conduct of its business, although it does license third party software under arms-length contracts, none of which are material.

Comment

62.                               Please delete disclosure regarding your belief as to the merit of the claims filed against FIS.  This is a legal conclusion that FIS is not qualified to make.

Response

We have revised the disclosure on page 121 of the revised proxy statement in response to your comment.

Certain Relationships and Related Transactions with FNF, page 113

Starter Repository and Back Plant Access Agreements, page 115

Comment

63.                               Please discuss briefly how these agreements were priced and how much FIS paid FNF under them in recent periods.

Response

We have revised the disclosure on page 126 of the revised proxy statement in response to your comment.

License and Service Agreements, page 116

Comment

64.                               Please discuss briefly how these agreements were priced and how much revenue and expenses were recognized by FIS under them in recent periods.

Response

We have revised the disclosure on page 127 of the revised proxy statement in response to your comment.

Real Estate Information, page 120

Comment

65.                               Please be more specific about the nature of the agreements - whether or not they are continuing in nature and how pricing is determined.

Response

We have revised the disclosure on page 131 of the revised proxy statement in response to your comment.

FIS Management’s Discussion and Analysis of Financial Condition and…, page 126

Related Party Transactions, page 128

Comment

66.                               With respect to the Lender Services segment, please explain how the revenue numbers cited here comport with the commissions cited on page 120, in the description of the agency agreements.

Response

The amounts do not agree due to an error.  We have revised the disclosure on page 140 of the revised proxy statement in response to your comment.

Comment

67.                               With respect to the agreements relating to title plant assets, please indicate expenses allocable to FIS’s maintenance of this information on behalf of FNF.

Also, please explain how the royalty figures cited here comport with the figures cited on page 121, in your discussion of the title information agreements.

Response

We have revised the disclosure on page 134 of the revised proxy statement to note the staff’s comment, and disclosure has been added.  We have also revised the royalty figures on page 140, which contained a mistake in the initial filing and which has now been corrected.

Comment

68.                               With respect to the $43.7 million in expenses incurred in 2004 under “various” agreements, please be more specific as to the sources.  Also, please he sure to discuss, where relevant, FIS’s property and equipment leases and disclose the costs allocable in recent periods to its joint development activities.

Response

The amount owed relates to the agreements described on pages 140 and 141 in the section of the revised proxy statement entitled “Related Party Transactions” and represents the amounts not settled via intercompany accounts prior to the balance sheet date.  We have revised the disclosure on page 141 of the revised proxy statement to clarify this fact.  Additional disclosure has been added regarding leases and development activities.

Critical Accounting Policies, page 132

Comment

69.                               Please add a section discussing your treatment of gains and losses related to the value of hedging instruments.

Response

We have revised the disclosure on pages 147 and 148 of the revised proxy statement in response to your comment.

Goodwill and Other Intangible Assets, page 134

Comment

70.                               On page 135, please explain the area in which the carrying value of customer relationships was written off.

Response

We have revised the disclosure on page 146 of the revised proxy statement in response to your comment.

Comparisons of Years Ended December 31, 2004, 2003, and 2002, page 136

Research and Development Costs, page 138

Comment

71.                               Please disclose costs in 2002.  Also, please discuss whether you expect these costs to continue to rise following the merger.

Response

FIS did not begin to incur research and development costs until its acquisitions in 2003 and 2004 that make up the majority of its Financial Institution Software and Services segment and thus did not incur these costs in 2002.  In response to your comment we have revised the disclosure on page 150 of the revised proxy statement regarding the expected increase in research and development costs.

Segment Results of Operations, page 139

Default Management Services, page 141,

Comment

72.                               Please identify the lines of business, within default management services, that have lower margins and explain why you believe revenue associated with these lines increased in 2004.  Also, please identify the higher-margin lines and explain why you believe revenue associated with these lines did not grow as quickly.

Response

We have revised the disclosure on page 153 of the revised proxy statement in response to your comment.

Comparisons of Six Months ended June 30, 2005 and 2004, page 143

Segment Results of Operations, page 144

Financial Institution Software and Services, page 144

Comment

73.                               We note from page 97 that, on an annualized basis, 2005 revenue from financial institution processing appears to be growing over 2004, while revenue from mortgage loan processing appears to be level.  Please discuss these trends and your expectations going forward in light of the business trends identified on page 130.

Response

We note the staff’s comment and note that the disclosure cited above on page 97 relating to 2004 revenue, which is now on page 108, did not include a full year of revenues from the operations of Sanchez, Aurum, Kordoba or InterCept.  This disclosure is currently in the paragraph immediately following the table showing financial institution processing and mortgage loan processing revenues.  These four acquisitions were in the financial institution processing, as opposed to the mortgage processing, business.  When their full year results are included on a pro forma basis, growth in financial institution processing is much more similar to, and in fact slightly slower than, growth in mortgage processing.  Although the primary reason for growth in the segment has been acquisitions, disclosure has also been added to page 157 in the discussion of results of operations for the nine  months ended September 30, 2005 to address the amount organic growth in this segment has contributed to its increased revenues, and to identify customer acquisitions as the main reason for the organic growth.

Lender Services, page 140

Comment

74.                               In light of rising interest rates, please discuss your expectations for this segment going forward.

Response

We have revised the disclosure on page 152 of the revised proxy statement in response to your comment.

Default Management Services, page 146

Comment

75.                               We note from page 103 that, on an annualized basis, 2005 revenue from default management services appears to he decreasing from 2004.  Please discuss this trend in light of your belief that defaults will pick up as interest rates rise.

Response

We have revised the disclosure on page 159 of the revised proxy statement in response to your comment.

Information Services, page 147

Comment

76.                               We note that the increase in revenue was attributable to increased market share in a strong real estate cycle.  Please discuss your expectations going forward in light of your belief that real estate financings may slow down as interest rates rise. Also, please explain the significant increase in your gross profit margin from the first six months of 2004.

Response

We have revised the disclosure on page 159 of the revised proxy statement in response to your comment.

Liquidity and Capital Resources, page 148

Comment

77.                               Please explain in more detail the basis for your belief that you will be able to satisfy your cash needs over the next year based on internally generated funds. Your analysis should begin with you pro forma cash position following the close of the transaction and issuance of the special dividend.

Response

We have revised the disclosure on page 160 of the revised proxy statement in response to your comment.

Comment

78.                               Please discuss any credit concentration or key commitments, including your obligations to Covansys, that could impact your liquidity.

Response

FIS’s material commitments (principally its long term debt) are disclosed at present in the proxy and FIS believes that it has no other credit concentrations or commitments that are material.  With respect to Covansys, FIS does not believe that arrangement is a material commitment because of the relatively small amounts that are payable if FIS never uses any of Covansys’s services.

Financing, page 148

Comment

79.                               Please discuss the financial covenants associated with FIS’s loans in more detail. Also, on page 149, please quantify annual payments on the fixed portion of FIS’s debt.

Response

We have revised the disclosure on pages 161 and 162 of the revised proxy statement in response to your comment.

Pro-forma Combined Statement of Continuing Operations, page 155

Comment

80.                               Please revise to present historical basic and diluted per share data based on continuing operations on the face of the pro forma statement of operations.  Also, please revise to present the number of shares used to compute per share data for the historical operations of Certegy and FIS.

Response

We have revised the disclosure on page 167 of the revised proxy statement in response to your comment.

Amended and Restated Certegy Inc. Stock Incentive Plan, page 162

Comment

81.                               Please tell us when you intend [to] register rights and shares underlying rights to be issued pursuant to this plan or tell us the exemption from registration upon which you intend to rely.  Refer to instruction 5 to Item 10 of Schedule 14A.

Response

We note that in the cover letter accompanying the initial filing of the proxy statement we stated on behalf of Certegy that Certegy intends to register the additional securities authorized for issuance under the plan on a Registration Statement on Form S-8 as soon as practicable following approval of the plan by Certegy’s shareholders at the special meeting.  That continues to be Certegy’s intent.

Eligibility, page 163

Comment

82.                               Please indicate the approximate number of potential recipients in each class.  Refer to item 10(a)(1) of Schedule 14A.

Response

Due to Compensation Committee discretion in determining who is included in certain eligible classes of recipients, it is impracticable to ascertain with certainty the number of potential key employee recipients or outside consultant participants.  We have consequently disclosed the numbers of outside directors, executive officers, and employees currently participating in the plan, as well as the total number of currently employed personnel and the approximate number of employees expected post-merger on page 176 of the proxy statement.

Stock Incentive Plan Awards, page 166

Comment

83.                               On page 167, please disclose the market value of the grants to Mr. Kennedy and Mr. Carbiener.  Refer to Item 10(b)(2)(i)(D) of Schedule 14A.

Response

We have revised the disclosure on page 180 of the revised proxy statement in response to your comment.

Compensation Committee Report on Executive Compensation, page 184

Incentive Compensation, page 185

Comment

84.                               Please disclose how many companies are contained in your surveyed peer group. Also, please discuss why you focus on revenue and earnings per share as opposed to other possible measures of performance, such as growth in your share price. Finally, please discuss adjustments, if any, for items that could affect revenue and per share earnings, such as acquisitions, asset sales and share buybacks.

Response

We have disclosed the number of companies in the peer group on page 197 of the revised proxy statement, and have addressed the balance of this comment on page 198 of the revised proxy statement.

Comment

85.                               Where relevant, please discuss consideration by the compensation committee of the overall cost of the incentive program relative to corporate earnings (in other words, how much you would expect incentives to reduce earnings, assuming all goals are met).

Response

We have revised the disclosure on page 198 of the revised proxy statement in response to your comment.

Comment

86.                               Please disclose whether bonuses based on earnings per share and revenue maybe based or have in fact been issued on performance that fails to exceed the prior year’s performance.  Also, please disclose whether the board reserves or has in fact exercised discretion to issue bonuses based on performance that failed to meet internal goals.

Response

We have revised the disclosure on pages 198 and 199 of the revised proxy statement in response to your comment.

Long Term Incentive Compensations, page 185

Comment

87.                               Please explain how you arrived at the 10% target for earnings per share growth.

Response

We have revised the disclosure on page 199 of the revised proxy statement in response to your comment.

Chief Executive Officer Compensation, page 186

Comment

88.                               Please revise to include more specific disclosure of the relationship between the compensation paid to Mr. Kennedy and your performance in the last fiscal year.  Refer to Item 402(k)(2) of Regulation S-K. It is not sufficient merely to state that Mr. Kennedy received a bonus because he — like all other executives — satisfied his performance goals.

Response

The sentence you refer to in your comment was intended to inform readers that the specific performance objectives for Mr. Kennedy’s bonus were the same as those for the other named executive officers.  Those specific objectives and their relative weightings are set forth in the compensation committee report under “—Annual Incentive Compensation,” as indicated in the parenthetical cross-reference in the discussion of CEO compensation.

We have responded to your comment by reiterating the performance objectives and weightings in the discussion of CEO compensation on page 199.

Where You Can Find More Information, page 190

Comment

89.                               Please make it clear that copies of documents incorporated by reference will be delivered via first class mail or other equally prompt means and that the documents will be sent within one business day of the receipt of a request by you. Refer to Note D.2 of Schedule 14A.

Response

We have revised the disclosure on page 204 of the revised proxy statement in response to your comment.

Financial Statements of Fidelity National Information Services, Inc., page F-1

Comment

90.                               Please include consents from the independent accountants related to financial statements filed concurrently with and incorporated by reference in your next amendment.

Response

Based on a telephone conversation with Eric McPhee, Staff Accountant, on November 17, 2005, we understand that this comment has been withdrawn.

FNIS Combined Statements of Earnings, page F-20

Comment

91.                               It appears that the gain on sale of issuance of subsidiary stock recognized in 2002 occurred right before the Company’s purchase of the minority interest in FNIS. Tell us what consideration you gave to the interpretive guidance of SAB Topic 5H which indicates that gain recognition is not “an available alternative in cases where the equity transaction of the subsidiary is part of a broader corporate reorganization contemplated or planned by the Company.”

Response

The gain on sale or issuance of subsidiary stock of $11.1 million that was recognized by FIS in 2002 resulted primarily from the issuance of stock by Fidelity National Information Solutions, Inc. (FNIS) to complete various acquisitions in 2002.  The gain was recorded in accordance with FIS’s accounting policy for equity transactions of consolidated subsidiaries and the guidance of SAB Topic 5H.  The underlying equity transactions were not part of a broader corporate reorganization contemplated or planned by FIS as they were completed prior to any discussions or negotiations related to the purchase of the minority interests in FNIS.  Such negotiations began in April 2003 and the purchase of the FNIS minority interests was completed on September 30, 2003.  Subsequent to April 2003, FIS inadvertently recorded losses resulting from the issuance of stock by FNIS for stock option exercises, but believes that such amounts are immaterial to the 2003 financial statements and related quarterly financial information.

Comment

92.                               Please present earnings per share for all periods for which an income statement or summary of earnings is presented.  Refer to paragraph 38 of SFAS 128.

Response

We have revised the statement of earnings on pages F-3 and F-20 in the revised proxy statement in response to your comment.

(3) Investment in Covansys Corporation, page F-37

Comment

93.                               Please tell us how you determined that the warrants should be accounted for under SFAS 115 subsequent to March 24, 2005.  Please provide any relevant information about the warrants, and refer to the literature you used to determine your accounting for these warrants.

Response

The original Covansys warrant agreements were executed on September 15, 2004 and included a net share settlement feature which allowed FIS to receive shares of Covansys common stock equal to the intrinsic value of the warrants upon exercise.  Also, the shares of common stock of Covansys to be issued in the event the warrants were exercised had no restrictions on resale or transfer.  Based on the guidance in FAS 133 Implementation Issue (DIG) No. A17, FIS determined that these features caused the warrants to meet the characteristics of derivative instruments as defined by FAS 133 (specifically, the requirement that the contract contain a net share settlement feature, or that the assets to be physically delivered under the contract be readily convertible to cash).  Therefore, the initial accounting for the warrants followed the guidance of FAS 133, with the warrants recorded at their initial fair value and subsequent changes in fair value recorded through the statements of earnings.

On March 24, 2005, the warrant agreements were modified to eliminate the net settlement feature and to restrict the shares of common stock to be issued upon exercise of the warrants from resale or transfer for 32 days following the exercise date.  We determined that, based on the guidance in FAS 133 Implementation Issue (DIG) No. A14, and as a result of the modifications to the warrant agreements, the warrants no longer met the required characteristics of derivative instruments under FAS 133.  As a result, FIS believes that the appropriate accounting for the warrants is now governed by EITF Issue No. 96-11, “Accounting for Forward Contracts and Purchased Options to Acquire Securities Covered by FASB Statement No. 115.”  In accordance with the guidance in EITF Issue No. 96-11, FIS has designated the warrants as available-for-sale securities and all changes in fair value of the warrants subsequent to March 24, 2005 have been recorded through other comprehensive earnings in the combined and consolidated statement of equity and comprehensive earnings.

(10) Commitments and Contingencies, page F-42

Escrow Agreements, page F-43

Comment

94.                               Please tell us how you have determined that these deposits do not need to be recorded on your balance sheet.  Refer to the literature you used to determine your accounting for these deposits.  Provide us with details of the economic benefits you receive through favorable borrowing and vendor arrangements with various banks.

Response

Escrow deposits held by FIS are related to tax-deferred property exchanges which FIS facilitates on behalf of customers pursuant to Section 1031 of the Internal Revenue Code.  In developing its accounting policy for escrow deposits, FIS looked to FASB Concept Statement

No. 6 (CON No. 6), Elements of Financial Statements, in order to determine whether they met the definition of an asset or liability. CON No. 6 defines an asset as having three essential characteristics: “(a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” CON No. 6 defines a liability as also having three essential characteristics: “(a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.”

Based on the guidance above, FIS does not believe the escrow deposits are an asset of FIS because (a) the underlying funds do not materially contribute to the net cash inflows of FIS given they are maintained in segregated accounts and are not commingled with operating cash balances held by FIS, and (b) although the customer’s access to the underlying funds may be temporarily restricted by certain contractual provisions, the customer has unlimited access to the funds once those restrictions have passed.   Further, FIS does not believe the escrow deposits are a liability of FIS because (a) the duty or responsibility of FIS to transfer its own assets to settle the customer’s claim against the escrow deposit is contingent upon the improper disbursement of the segregated funds, an event which FIS believes is not probable, and (b) the event which would obligate FIS to transfer its own assets to settle the customer’s claim against the escrow deposit (e.g. the failure to properly disburse the segregated funds) has not occurred.  FIS notes that the treatment of these escrow deposits as off-balance sheet amounts is consistent with practice applied by other public companies in this industry.

Form 10-K filed on March 11, 2005

Item 1, Business, page 3

Comment

95.                               In future filings, please:

•                  Disclose the revenues from external customers, a measure of profit and loss and total assets for each of your segments, or provide an appropriate cross reference, as required by Item 101(b) of Regulation S-K;

•                  discuss in more detail your intellectual property rights, including the duration and the nature of your use of any key rights, including those associated with Ronald A. Katz.  Refer to Item 101(c)(1)(iv);

•                  discuss in more detail your research and development activities, including any material amounts spent in the last three fiscal years.  Refer to Item 101(c)(1)(xi); and

•                  disclose the financial information about geographic areas required by Item 101(d), as applicable.

Response

Certegy will address this comment in future filings.

Certain Factors Affecting Forward-Looking Statements, page 9

Comment

96.                               In future filings, please discuss risk related to specific regulations (both domestic and international) to which you are subject; risk related to the loss of key personnel; risk related to your reliance on third party providers of key processes on which you or your customers rely; and risk related to increases in bank interchange fees, to the extent relevant.

Response

Certegy will address this comment in future filings.

We rely heavily on a small number of specific..., page 9

Comment

97.                               In future filings, please identify specific companies upon which you rely for a material portion of your revenues.

Response

Certegy will address this comment in future filings.

Our revenues from the sale of services to VISA..., page 10

Comment

98.                               In future filings, identify your sponsor and discuss risk related to termination of sponsorship.

Response

Certegy will address this comment in future filings.

We maybe liable for violating the intellectual property..., page l2

Comment

99.                               In future filings, omit mitigating language from this risk factor, including your belief as to whether you are violating the intellectual property rights of third parties.  Instead, discuss in more detail the risk to your business related to the lawsuit, including the nature of the intellectual property at issue.

Response

Certegy will address this comment in future filings.

Completing and integrating acquisitions…, page 14

Comments

100.                        In future filings, please discuss this risk in more detail.

Response

Certegy will address this comment in future filings.

Item 3. Legal Proceedings, page 15

Comment

101.                        In future filings, please discuss the ramifications of this lawsuit in more detail, including what intellectual property the suit implicates, how you use that property and what impact an injunction. might have on your business.  Please consider whether additional risk factor analysis may be warranted.

Response

Certegy will address this comment in future filings.

Item 7. Management’s Discussion and Analysis…, page 18

Comment

102.                        In future filings, please:

•                  discuss in greater detail the impact on revenue attributable to new acquisitions and internal growth of existing services;

•                  where you attribute changes in revenue and expenses to various factors, such as growth in demand for your services or a decline in your software-related revenue or loss of key customers or downsizing, please explain the underlying reasons for these changes;

•                  discuss categories of and changes in your accounts receivable and recoverable assets; and

•                  provide, in your analysis of liquidity, your belief as to whether you have sufficient cash available for the next 12 months and, if so, the basis for this belief and a discussion of anticipated cash needs.

Response

Certegy will address this comment in future filings.

Note 2 — Significant Accounting Policies, page 45

Revenue recognition, page 45

Comment

103.                        Please tell us how you determined that you should recognize revenues from interchange fees on a gross basis.  Tell us how you have analyzed your recognition of these revenues under EITF 99-19.

Response

Certegy’s merchant processing operations provide transaction authorization, settlement and customer service to community banks and others, including independent sales organizations, that contract directly with merchant customers.  In addition to transaction fees, Certegy collects the interchange fees and is legally and contractually obligated for settling interchange with the credit card associations.

In assessing whether merchant revenue should be reported gross or on a basis net of interchange, Certegy considered EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent” and EITF Issue No. 01-14, “Income Statement Characterization for Reimbursements Received for “Out of Pocket’ Expenses Incurred.”  Certegy’s conclusion that revenue recognition is required on a gross basis is based upon the collective weight of the Issue 99-19 indicators, with particular emphasis on the following indicators:

•                  Certegy is the primary obligor in the arrangement;

•                  Certegy is primarily responsible for fulfillment;

•                  Certegy takes title to the interchange funds;

•                  Certegy has credit risk associated with interchange.  Certegy is responsible for paying the interchange fees to the credit card associations regardless of whether it collects the interchange funds from its merchant processing customer;

•                  Certegy performs significant part of the authorization and transaction settlement service; and

•                  Certegy influences the dollar value of interchange related to the merchant transactions as a result of the processing activity performed by Certegy’s proprietary processing systems specifically by assessing various qualification criteria used to determine interchange levels for each merchant sale transaction.

Certegy acknowledges that this accounting results in interchange being a significant component of merchant processing revenue and believes that timely disclosure of the interchange component is important for the users of our financial statements.  Therefore, Certegy has consistently followed the practice of disclosing the interchange component of merchant processing revenue in the Notes to the financial statements and in Management’s Discussion and Analysis.  Also, in order to provide more rapid disclosure, Certegy has followed a consistent practice of including disclosure of these amounts in its quarterly earnings press releases.

Goodwill, page 50

Comment

104.                        Please tell us why you have included foreign currency translation as part of your roll forward of your goodwill balance.

Response

Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Intangible Assets” requires that financial statement disclosures include an explanation for changes in the carrying amount of goodwill during the period.  Changes in Certegy’s goodwill include foreign currency exchange due to Certegy’s goodwill residing on the books of its various business units, including its international units.  The functional currency of these international units is the local foreign currency.  As a result, these books must be translated into U.S. dollars, which is Certegy’s reporting currency.  The books of record of these international units are maintained in the functional currency.  Therefore, the translation requirements of SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”) apply.  Per SFAS 52, all elements of financial statements shall be translated by using a current exchange rate.  For assets and liabilities, the exchange rate at the balance sheet date shall be used.  If an entity’s functional currency is a foreign currency, translation adjustments result from the process of translating that entity’s financial statements into the reporting currency.

*****

Included as Attachment A to this letter is a written statement from Certegy acknowledging that: (i) the company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Assuming staff approval of the foregoing responses, and approval of Certegy’s responses to any further staff comments, Certegy presently anticipates a special meeting date of January 12, 2006, and accordingly, would like to be in a position to mail the definitive proxy statement early in the week of December 5, 2005.  We appreciate the staff’s prompt review of Certegy’s initial submission, and we hope that the staff will work with us to meet Certegy’s schedule.  If you have questions or comments about the matters discussed herein, please contact the undersigned at (404) 815-6175 (direct) or (404) 541-3276 (facsimile), on behalf of Certegy, or Robert S. Rachofsky, Esq. of LeBoeuf, Lamb, Greene & MacRae LLP, at (212) 424-8088, on behalf of FNF and FIS.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Larry D. Ledbetter

enclosures

cc:                                 Eric McPhee

Daniel Gordon

Geoffrey Ossias, Esq.

Securities Exchange Commission

Walter Korchun, Esq.

Certegy Inc.

Todd Johnson, Esq.

Fidelity National Financial, Inc.

Robert S. Rachofsky, Esq.

LeBoeuf, Lamb, Greene & MacRae LLP

Attachment A

[Certegy Inc. Letterhead]

November 22, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:                                         Ms. Elaine Wolff, Branch Chief

Re:                             Certegy Inc.

Preliminary Schedule 14A

Filed October 12, 2005

File No. 001-16427

Dear Ms. Wolff:

As requested in the letter dated November 10, 2005 from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) regarding the preliminary proxy statement filed October 12, 2005 by Certegy Inc. (the “Company”), the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                                          Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CERTEGY INC.

/s/ Walter M. Korchun
Walter M. Korchun, Esq.,
Executive Vice President, General Counsel and
Secretary